October 13, 2005


     Mail Stop 4561
     James R. Clarkson
President and Chief Executive Officer
HCSB Financial Services Corporation
5201 Broad Street
Loris, South Carolina 29569

      Re:	HCSB Financial Services Corporation
		Form 10-KSB for the period ended December 31, 2004
		File No. 0-26995

Dear Mr. Clarkson:

	We have reviewed your September 21, 2005 response and have the following comments.

Form 10-KSB for the period ended December 31, 2004

Financial Statements

Note 7 - Derivative and Hedging Instruments, page 40

1. We note your supplemental response to comment 1 from our letter dated September 21, 2005. Please tell us whether your convertible advances automatically convert to a variable-rate when the FHLB exercises its option or if you must prepay the fixed-rate advance in cash unless you can negotiate a new advance. Provide us with the contractual excerpts that describe the conversion terms.

2. Please tell us how you considered the applicability of paragraph
68(d) of SFAS 133 since this paragraph specifically provides an exception for call and put rights that are mirrored and these instruments contain conversion features.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.




      You may contact Sharon Johnson, Staff Accountant, at (202)
551-
3474 or me at (202) 551-3449 if you have questions.


      Sincerely,



      Joyce Sweeney
								Branch Chief
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James R. Clarkson
HCSB Financial Services Corporation
October 13, 2005
Page 1